EXHIBIT 1.7

DISCLOSURE OF CONTROLS AND PROCEDURES

Based on their evaluation as of a date within 90 days of the filing date of this annual report on Form 40-F, Westaim’s principal executive officer and principal financial officer have concluded that Westaim’s disclosure controls and procedures (as defined in Rules 13a-14(c) and 15d-14(c) of the U.S. Securities Exchange Act of 1934) are effective to ensure that information required to be disclosed by Westaim in its filings under the Securities Exchange Act of 1934 is processed, recorded, summarized, and reported within the time periods specified in Securities and Exchange Commission rules and forms. There have been no significant changes in Westaim’s internal controls, or in other factors that could significantly affect its internal controls, since the date of their most recent evaluation.